Tradeweb LLC
Notes to Statement of Financial Condition
December 31, 2019

1. **Organization**

   Tradeweb LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), a registered independent introducing broker with the Commodities Future Trading Commission ("CFTC") and a member of the National Futures Association ("NFA"). The Company is a consolidating subsidiary of Tradeweb Markets LLC ("Markets"). The Company provides services that enable institutional investors to view fixed income market data and trade fixed income securities with their dealers on a communication network (the "Tradeweb Network") developed and maintained by Markets. On April 3, 2019, Markets became a consolidating subsidiary of Tradeweb Markets Inc. ("TWMI") through a series of reorganization transactions ("Reorganization Transactions") that were completed in connection with TWMI's initial public offering ("IPO") which was completed on April 8, 2019.

2. **Significant Accounting Policies**

   The following is a summary of significant accounting policies:

   Basis of Accounting

   The financial statement has been presented in conformity with accounting principles generally accepted in the United States of America.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Fair Value Measurement

   Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to the short-term nature of the financial instruments. These instruments include accounts receivable.

   The fair value hierarchy under Accounting Standards Codification ("ASC") 820, *Fair Value Measurement,* prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

   Basis of Fair Value Measurement

   Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

   Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

   Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

   A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's cash is classified within level 1 of the fair value hierarchy and accounts receivable is classified within level 2 of the fair value hierarchy. The Company has no instruments that are classified within level 3 of the fair value hierarchy.

Allowance for Doubtful Accounts
The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified.

Translation of Foreign Currency
Revenues and expenses denominated in currencies other than U.S. dollars are translated at the rate of exchange prevailing at the transaction date.

Income Tax
No income tax provision is required to be recorded by the Company as it is a disregarded entity for tax purposes not subject to tax. The tax effects of its income and losses accrue directly to Markets.

The Company, together with Markets and other affiliates, is a multiple member limited liability company which is taxed as a partnership. As a partnership, Markets is subject to unincorporated business taxes on income earned, or losses incurred, in certain state and local jurisdictions. The taxable income or loss of the Company is also includable in the Federal and state income tax returns of Markets' individual members.

In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2019-12, *Income Taxes (Topic 740)*. Included in this pronouncement is the provision that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. This pronouncement is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted.

The Company adopted ASU 2019-12 effective October 1, 2018. As part of the adoption, the Company elected not to be allocated a share of the consolidated amount of current and deferred tax expense incurred by Markets. This election was made in order to simplify the Company's accounting for income taxes. As a result of this adoption, there was no impact on the Statement of Financial Condition. All previously recorded intercompany payable balances related to income taxes have been settled in the normal course of business.

Revenue Recognition
The Company earns transaction fees from fixed income securities and derivative transactions executed on the Tradeweb Network. Accounts receivable on the Statement of Financial Condition consists of outstanding receivables from transaction and subscription fees.

Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*. ASC 718 focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for stock-based payments. Under ASC 718, the stock-based payments received by the employees of the Company are accounted for either as equity awards or as liability awards.

As an equity award, the Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on their estimated fair values measured as of the grant date. These costs are recognized as an expense over the requisite service period with an offsetting increase to Member's Capital.

As a liability award, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. The fair value of that award is remeasured subsequently at each reporting date through the settlement in accordance with ASC 505, *Equity*. Changes in the equity instrument's fair value during the requisite service period are recognized as compensation cost over that period with an offsetting increase to Member's Capital.

For periods following the Reorganization Transactions and the IPO, the fair value of new equity instrument grants is determined based on the price of TWMI's Class A common stock on the grant date.

Under ASC 718, the grant-date fair value of stock-based awards that do not require future service (i.e., vested awards) are expensed immediately. The grant-date fair value of stock-based awards that require future service, and are graded-vesting awards, are amortized over the relevant service period on a straight-line basis, with each tranche separately measured. The grant-date fair value of stock-based awards that require both future service and the achievement of performance-based conditions for TWMI, are amortized over the relevant service period for the performance-based condition. If in a reporting period it is determined that the achievement of a performance target for a performance-based tranche is not probable, then no expense is recognized for that tranche and any expenses already recognized relating to that tranche in prior reporting periods are reversed in the current reporting period.

Prior to the IPO, the TWMI awarded options to management and other employees, including employees of the Company (collectively, the "Special Option Award") under the Amended and Restated Tradeweb Markets Inc. Option Plan (the "Option Plan"). In accounting for the options issued under the Option Plan, compensation expense is measured and recognized for all awards based on their estimated fair values measured as of the grant date. Costs related to these options are recognized as an expense with an offsetting increase to Member's Capital.

Determining the appropriate fair value model and calculating the fair value of the stock-based awards requires the input of highly subjective assumptions, including the expected life of the stock-based awards and the stock price volatility. The Company uses the Black-Scholes pricing model to value some of its stock-based awards.

Business Segments
The Company's operations constitute a single business segment derived substantially in the United States of America.

Indemnifications
In the normal course of business, the Company enters into user agreements with its dealers which provide the dealers with indemnification from third parties in the event that the Tradeweb Network infringes upon the intellectual property or other proprietary right of a third party. The Company's exposure under these user agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

Recent Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses*. The ASU provides new guidance for estimating credit losses on certain types of financial instruments by introducing an approach based on expected losses. This requires a modified retrospective method of adoption. ASU 2016-13 was adopted on January 1, 2020. The adoption of this ASU did not have a material impact on the Company's financial statement.

3. **Net Capital Requirements**
The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of $42,316,000 which exceeded its requirement of $2,396,000 by $39,920,000. The Company's ratio of aggregate indebtedness to net capital was .85 to 1.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Commission under the exemptive provision of (k)(2)(i).

4. **Related Party Transactions**
Markets is reimbursed by the Company for expenses paid on behalf of the Company for various services under an expense sharing agreement.

Activities of the Company are substantially governed by Markets who provides ongoing administrative and financial support. Therefore, the Company's financial condition may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated company.

5. **Credit Risk**
The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker/dealers. The Company closely manages receivables and adheres to policy guidelines related to aged receivables and reserving an allowance for doubtful accounts. At December 31, 2019, the Company does not require or have an allowance for doubtful accounts related to these receivables.

6. **Employees Savings Plan**
The Company participates in a 401(k) savings plan for its employees, maintained by Markets, whereby employees may voluntarily contribute up to 75% of their annual compensation, subject to certain limits. Markets matches 100% of the employee's contribution, up to 4% of their eligible compensation, which vests immediately.

7. **Stock Based Compensation Plans**
TWMI and Markets have stock incentive plans which provide for the grant of performance-based restricted share units ("PRSUs") and options, to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of TWMI and Markets.

Prior to December 31, 2018, all PRSUs granted to employees of Markets and its subsidiaries and affiliates were cash-settled. On December 31, 2018, certain PRSUs which were previously cash-settled were converted to equity settled PRSUs at fair value. Additional equity-settled PRSUs were granted to employees of Markets and its subsidiaries and affiliates in 2019.

Equity-settled PRSUs are promises to issue actual shares of common stock at the end of a three-year cliff vesting period. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of the financial performance of the TWMI in the grant year. The performance modifier can vary between 0% (minimum) and 200% (maximum) of the target (100%) award amount.

For cash-settled PRSUs, the cost of employee services received in exchange for the award is measured based on the fair value of TWMI and the value of accumulated dividend rights associated with each award. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the award's fair value during the requisite service period are recognized as compensation cost over that period.

In the period from October 1, 2018 to December 31, 2019, prior to the IPO, Markets made a special award of options to management and other employees. Each option award vests one half based solely on the passage of time and one half only if Markets achieves certain performance targets. The time vesting portion of the options has a four-year graded vesting schedule, with accelerated vesting for time-based options with vesting dates of January 1, 2021 and 2022 upon the completion of an initial public offering.

In accounting for the options issued under the Option Plan, compensation expense is measured and recognized for all awards based on their estimated fair values measured as of the grant date. These options are exercisable only any time following the closing of an initial public offering or during a 15-day period following a change in control of Markets (and certain other sales of equity by Market's shareholders). Costs related to these options are recognized as an expense over the requisite service period, when exercisability is considered probable.

The fair value of the options is calculated on the grant date using the Black-Scholes model. The significant assumptions used to estimate the fair value of the options as of grant date did not reflect changes that would have occurred to these assumptions as a result of TWMI's IPO.

TWMI and Markets allocates to the Company compensation expense relating to cash-settled PRSUs, equity-settled PRSUs and option awards granted to employees of the Company.

8.   **Subsequent Events**
There were no subsequent events requiring adjustment to the financial statement or disclosure through March 2, 2020, the date that the Company's financial statement was issued.